UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33195
TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: August 18, 2009

Exhibit Index
Exhibit 99.1 — Press Release
Exhibit 99.2 — Press Release

Exhibit 99.1
Trina Solar Announces the Closing of Over-Allotment of
675,000 American Depositary Shares
CHANGZHOU, China, August 17, 2009 /PRNewswire-Asia-FirstCall via COMTEX/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of photovoltaic, or PV, modules, announced today that it closed the sale of an additional 675,000 American depositary shares, or ADSs, each representing 100 ordinary shares of the Company, on August 17, 2009, following the exercise in full by the underwriters of their over-allotment option in connection with the Company’s recently-closed follow-on public offering.
With the sale of the additional 675,000 ADSs to the underwriters, 5,175,000 ADSs in total have been sold in connection with the Company’s follow-on public offering. The Company received aggregate net proceeds of approximately $142.5 million, after deducting underwriting discounts and commissions, which includes net proceeds of approximately $18.6 million from the sale of the 675,000 ADSs pursuant to the over-allotment option.
Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC acted as joint bookrunners for the offering, and Piper Jaffray & Co acted as a co-manager for the offering.
This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, NY, 10004, telephone: (866) 471-2526, facsimile: +1-212-902-9316, or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: (800) 221-1037.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com

Exhibit 99.2
Trina Solar Announces Second Quarter 2009 Results
Changzhou, China — August 17, 2009 — Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (PV) products from the production of ingots, wafers and cells to the assembly of PV modules, today announced its financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Financial and Operating Highlights
•	Solar module shipments were approximately 64 MW, representing an increase of 30.9% sequentially and 34.3% year-over-year.

•	Total net revenues were $150.0 million, representing an increase of 13.5% sequentially and a decrease of 26.5% year-over-year.

•	Gross margin was 27.4%, compared to 17.2% sequentially and 23.2% year-over-year.

•
Operating income and operating margin were $18.6 million and 12.4%, respectively, compared to $6.8 million and 5.2%, respectively, in the first quarter of 2009. Operating income includes a $5.0 million write-off of accounts receivable.

•	Net income was $18.9 million, which included a foreign currency exchange gain of $13.7 million, compared to a net loss of $10.6 million in the first quarter of 2009.

•	Earnings per fully-diluted ADS was $0.71
“We are very pleased with our performance in the second quarter and especially encouraged by the success of the recent follow-on public offering which demonstrates the market’s confidence in Trina Solar and its leading high-quality low-cost positioning,” said Jifan Gao, Chairman and CEO of Trina Solar. “We see market confidence returning to the PV sector due the strong government commitment to support clean energy technologies and an improvement in financing conditions. With greater visibility and a pickup in demand in the market we have therefore committed to capacity expansion by the end of the year in order to further leverage the benefits of our fully integrated business model.”
Recent Business Highlights
During the second quarter of 2009, the Company
•
increased its market share in growing PV markets such as the Benelux market, reflecting a diversification strategy that includes over 20 established and emerging PV markets, such as Greece, the Czech Republic, Australia and the United States.

•	maintained strong sales to project system integrators, which currently represent more than half of the Company’s total sales.

•	received continued strong support from established, multinational customers in Spain, Italy and Belgium who are also actively developing projects in Europe, North America and China.

•	submitted eight project proposals involving approximately 20 MW of projects for national and provincial subsidy programs in the PRC.

Subsequent to the second quarter of 2009, the Company
•
Announced a sales agreement in July 2009 to supply PROINSO with up to 25 MW and 50 MW of PV modules in 2009 and 2010, respectively, to be used for solar projects in the United States and major European markets.

•	Borrowed approximately $80 million in loans in July 2009 due on June 30, 2010 from a domestic bank to support its East Campus capacity expansion project.

•	Completed a follow-on public offering in August 2009 of 5,175,000 American depositary shares (“ADSs”), each representing 100 ordinary shares of the Company.

•	Selected by Renewable Ventures, a Fotowatio Company, to supply modules for a two-MW PV project for Colorado State University in Fort Collins, Colorado.
Net Revenues
Trina Solar’s net revenues in the second quarter of 2009 were $150.0 million, an increase of 13.5% sequentially and a decrease of 26.5% year-over-year, due to decline in module average selling price. Total shipments were 63.9 MW, compared to 48.8 MW in the first quarter of 2009 and 47.6 MW in the second quarter of 2008. The sequential increase in total shipments was primarily due to improved demand conditions in major European markets, improved customer access to PV system purchase financings and increasing number of government incentive programs for solar energy projects in Europe, North America and Asia. Net revenues, include approximately $1.6 million of non-module income.
Gross Profit and Margin
Gross profit in the second quarter of 2009 was $41.2 million, compared to $22.7 million in the first quarter of 2009 and $47.4 million in the second quarter of 2008. Gross margin was 27.4% in the second quarter of 2009, compared to 17.2% in the first quarter of 2009 and 23.2% in the second quarter of 2008. The sequential and year-over-year improvements were due primarily to lower average silicon purchase prices. The Company continued to focus its efforts on reducing its manufacturing cost per watt through ongoing efficiency gains linked to improved supply chain management, including second sourcing options. Additional yield enhancements were achieved from manufacturing techniques involving proprietary process in our ingot, wafer, cell and module value areas, and higher cell conversion efficiencies.
Operating Expense, Income and Margin
Operating expenses in the second quarter of 2009 were $22.5 million. The Company’s operating expenses accounted for 15.0% of net revenues in the second quarter of 2009, an increase from 12.0% in the first quarter of 2009 and an increase from 8.9% in the second quarter of 2008. The sequential increase as a percentage of revenue was primarily due to a $5.0 million write-off of accounts receivable. Operating expenses in the second quarter of 2009 included $0.9 million in share-based compensation expenses, compared to $1.0 million in the first quarter of 2009 and $1.0 million in the second quarter of 2008.
Operating income in the second quarter of 2009 was $18.6 million, compared to $6.8 million in the first quarter of 2009 and $29.1 million in the second quarter of 2008. Operating margin was 12.4% in the second quarter of 2009, compared to 5.2% in the first quarter of 2009 and 14.3% in the second quarter of 2008.
Net Interest Expense
Net interest expense in the second quarter of 2009 was $5.8 million, compared to $5.4 million in the first quarter of 2009 and $5.1 million in the second quarter of 2008 due to a decrease in interest income.
Foreign Currency Exchange
Foreign currency exchange gain was $13.7 million in the second quarter of 2009, compared to a $7.6 million loss in the first quarter of 2009 and a $6.1 million loss in the second quarter of 2008. This gain was primarily due to the appreciation of the Euro against the US dollar in the second quarter, the effect of which was partially reduced by the Company’s utilization of foreign currency forward contracts to hedge its foreign currency risk exposure.

The Company continued foreign currency hedging during the second quarter of 2009 using foreign currency forward contracts between the Euro and the US dollar, with the goal of mitigating, to some extent, the effects of exchange rate volatility.
Net Income and EPS
Net income was $18.9 million in the second quarter of 2009, an increase from a $10.6 million loss in the first quarter of 2009 and a $17.1 million profit in the second quarter of 2008. Net income includes the impact of the approximate $5.0 million accounts receivable write-off and a foreign currency exchange gain of $13.7 million.
Net margin was 12.6% in the second quarter of 2009, compared to negative 8.0% in the first quarter of 2009 and 8.4% in the second quarter of 2008.
Earnings per fully diluted ADS were $0.71. The combined effects of the accounts receivable write-off and the foreign currency exchange gain, was approximately $0.30 per fully diluted ADS.
Financial Condition
As of June 30, 2009, the Company had $203.9 million in cash and cash equivalents, and restricted cash. The Company’s working capital balance was $126.8 million. Total bank borrowings stood at $300.9 million, of which $33.1 million were long-term borrowings. Shareholders’ equity was $443.2 million as of June 30, 2009, compared to $423.4 million as of March 31, 2008.
As result of the sequential increase in net revenues and prudent cashflow management, the Company achieved positive net operating cashflow and positive net cashflow in the second quarter.
Subsequent Events
In August 2009, Trina Solar completed its follow-on public offering of 5,175,000 ADSs. The completed offering includes an exercised option to purchase an additional 675,000 ADSs by the underwriters. The Company received aggregate net proceeds of approximately $142 million, after deducting underwriting discounts and commissions.
The Company intends to use the net proceeds from the offering to repurchase up to $30 million of its 4.00% convertible senior notes due 2013 and to fund facilities expansion and other general corporate purposes. The Company’s management will retain broad discretion over the use of proceeds, and the Company may ultimately use the proceeds for different purposes.
In July 2009, the Company borrowed approximately $80 million in loans due on June 30, 2010 from a domestic bank to support its East Campus capacity expansion project. The loans bear an average annual interest rate of 5.23%, payable monthly, and are dominated in Euros, U.S. dollars and Renminbi. The loans are expected to become a part of a five-year project financing arrangement that the Company is finalizing with domestic banks.
As of July 31, 2009, the Company’s total credit lines increased to approximately $676 million, which includes approximately $230 million of unused available credit line.
Third Quarter and Full Year Guidance
For the third quarter of 2009, the Company expects to ship between 90 MW to 110 MW of PV modules. The Company believes gross margin for the third quarter of 2009 will likely be between 23.5% and 26.5%.

For the full year of 2009 the Company reiterates the guidance for total PV module shipments between 350 MW to 400 MW, representing an increase of 74% to 99% from 2008.
Operations and Business Outlook
Module Cost Reduction
In the second quarter of 2009, the Company’s non-silicon manufacturing cost for its multicrystalline modules decreased approximately $0.06 to $0.73 per watt. The Company expects multicrystalline modules to comprise approximately 70% of its production in 2009. For the full year 2009, the Company reiterates expectations to reduce its manufacturing costs by between 15% to 20% through a combination of technology and manufacturing process improvements together with supply chain and logistics management initiatives currently under testing or development.
Sales and Marketing
As a result of the Company’s expanding global sales activities, Mr. Sean Tzou, Chief Operation Officer of the Company, will also assume responsibilities as the Head of Global Sales and Marketing. Mr. Arturo Herrero will become Vice President of Special Key Accounts and continue to report to Mr. Tzou and will be supported by sales and marketing. This structure will enable Mr. Herrero to focus on a growing number of key customer accounts in new and existing markets, further enhancing the Company’s sales and marketing efforts.
Silicon Procurement
The Company maintains a diversified feedstock procurement strategy consisting of short, medium and long-term supply contracts, which include agreements entered into in the second quarter of 2007. The Company will continue to maintain competitive silicon costs relative to the current market prices. Several of the Company’s long-term contracts contain price adjustment clauses that are closely linked to the prevailing market price. The Company continues to renegotiate other medium-term and long-term contracts in an effort to achieve favorable pricing and payment terms relative to current market conditions.
Cell Technology and Product Development Update
Through its research and development and technology transfer, the Company continues to improve its cell manufacturing processes to meet its previously announced 2009 conversion efficiency targets of 18.5% and 17.5% for its monocrystalline and multicrystalline commercial product lines, respectively. Based on recent on-site laboratory test production, the Company has achieved monocrystalline cell efficiencies of up to 18.6% by leveraging advanced passivation and metallization techniques involved in the PV manufacturing process.
In addition to improving its module output and low manufacturing cost platform efficiencies, the Company’s technology roadmap includes further enhancement of its Building Integrated PV (BIPV) module product lines, as well as targeted application products offering architecturally friendly design advantages and others for industry-specific use applications.
Cell and Module Capacity
Through yield increases achieved from improved cell conversion efficiency rates, improved production efficiencies and manufacturing line enhancements, the Company is on target to increase its annualized in-house production capacities of PV cells and modules from the current 400 MW to approximately 450 MW by the end of September 2009. Furthermore, the Company expects to increase approximately 150 MW of additional capacity as part of its new East Campus capacity expansion initiative, achieving a total annualized cell and module production capacity of 600 MW by the end of 2009.
Conference Call
The Company will host a conference call at 6:00 p.m. ET on August 17, 2009, to discuss the results for the quarter ended June 30, 2008. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Operating Officer, Arturo Herrero, Vice President, Special Key Accounts, and Thomas Young, Director of Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com .

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 2323-3489.
If you are unable to participate in the call at this time, a replay will be available on August 17 at 10:00 p.m. ET, through August 24, at 11:59 p.m. ET. To access the replay, dial 1(800)642-1687, international callers should dial +1(706)645-9291, and enter the conference ID 2323-3489.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com . To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; the volatility of the Company’s operating results and financial condition; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	June 30,	March 31,	June 30,
	2009	2009	2008

Net revenues	$150,005	$132,109	$204,169
Cost of revenues	108,829	109,402	156,796

Gross profit	41,176	22,707	47,373

Operating expenses
Selling expenses	5,613	4,309	5,216
General and administrative expenses	15,857	10,660	11,521
Research and development expenses	1,062	909	1,510

Total operating expenses	22,532	15,878	18,247

Operating income	18,644	6,829	29,126
Foreign exchange gain or (loss)	13,734	(7,646)	(6,129)
Interest expenses	(6,089)	(6,270)	(5,688)
Interest income	286	859	551
Gain (loss) on change in fair value of derivative	(3,232)	170	—
Other expenses, net	(4)	(105)	(132)

Income (loss) before income taxes	23,339	(6,163)	17,728
Income tax (expenses) benefit	(4,399)	(4,459)	(627)

Net income (loss)	$18,940	$(10,622)	$17,101

Earnings (loss) per ADS
Basic	0.75	(0.42)	0.68
Diluted	0.71	(0.42)	0.68
Weighted average ADS outstanding
Basic	25,104,137	25,091,336	24,972,730
Diluted	29,177,331	25,091,336	25,194,109

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	June 30,	March 31,	December 31,
	2009	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$180,038	$153,325	$132,224
Restricted cash	23,817	40,788	44,991
Marketable Securities	3,931	—	—
Inventories	69,360	79,109	85,687
Accounts receivable, net	178,595	169,583	105,193
Current portion of advances to suppliers	31,082	36,631	42,247
Prepaid expenses and other current assets, net	12,183	10,395	9,541

Total current assets	499,006	489,831	419,883
Property, plant and equipment	366,793	363,816	357,594
Prepaid land use right, net	27,705	26,779	26,915
Advances to suppliers — long-term	114,937	118,325	130,352
Deferred tax assets	6,399	5,064	2,808
Other noncurrent assets	2,172	2,368	2,564

TOTAL ASSETS	$1,017,012	$1,006,183	$940,116

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$267,817	$305,524	$248,558
Accounts payable	75,842	70,339	62,504
Income tax payable	6,768	8,444	3,649
Accrued expenses and other current liabilities	21,784	23,762	21,003

Total current liabilities	372,211	408,069	335,714
Long-term bank borrowings	33,080	14,629	14,631
Long-term advances from customers	—	—	—
Convertible note payable	134,188	133,721	133,248
Accrued warranty costs	15,196	13,789	12,473
Other noncurrent liabilities	19,087	12,546	10,993

Total liabilities	573,762	582,754	507,059

Ordinary shares	30	30	30
Additional paid-in capital	310,775	309,894	308,898
Retained earnings	121,030	102,090	112,713
Other comprehensive income	11,415	11,415	11,416

Total shareholders’ equity	443,250	423,429	433,057

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,017,012	$1,006,183	$940,116

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup,com